EXHIBIT 99.13

CONSENT OF ALI HABIBI

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of the references to my name and the technical information attributed to me under the heading "Description of the Business – Nechalacho Project," in connection with the resource estimates set forth therein, included in the Annual Information Form of the Company dated as of November 28, 2012 (the “AIF”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to my name and the technical information attributed to me under the headings "Description of the Business – Nechalacho Project," in connection with the mineral resource estimates set forth therein, in the AIF which is included in the annual report on Form 40-F.

Dated:  November 29, 2012

/s/ Ali Habibi
Name: Ali Habibi
Title: Junior Resource Geologist